SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

January 23, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Tim Buchmiller
Perry Hindin, Special Counsel

Re:	New Century Companies, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

The Company had previously filed a registration statement on Form SB-2, File No. 333-137412 (the “Prior Registration Statement”). On October 31, 2006, the Company withdrew the Prior Registration Statement.

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated October 11, 2006. The Company has entered into an Amended and Restated Registration Rights Agreement with CAMOFI Master LDC, one of the Selling Stockholders. Each comment, to the extent still applicable, is followed by the Company’s response.

General

1.
Given the nature arid size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i) of the Securities Act.

Response:

In response to the Staff’s Comment, the Company and the Selling Stockholders have reduced the number of shares being registered to 4,235,000 shares or approximately 36% of the issued and outstanding shares of the Company.

Based upon the number of shares the Company intends to include for resale in the registration statement, and the manner in which such shares will be issued and resold, we do not believe that the transaction being registered is an indirect public offering, either due to the nature or size of the transaction for the following reasons:

Transaction is a Sale of Secured Notes

The primary transaction between the Company and CAMOFI Master LDC, who is an accredited investor, was the sale of a senior secured convertible note in a transaction that satisfies the requirements of Regulation D under the Securities Act of 1933, as amended. The Company is obligated to repay the note in cash. Although CAMOFI generally has a right to convert the note into shares of common stock under certain circumstances, the note permits the Company to prepay in cash all or a portion of the outstanding principal and accrued and unpaid interest upon certain conditions being met. Accordingly, although it is likely that some or all of the Note will be repaid through the conversion to common stock, there is no assurance that any common stock will be issued to and resold by CAMOFI. Further, it is important to note that the investor bears a substantial amount of risk, which risk includes the fact that any ultimate proposed resale of the shares of common stock remains subject to numerous factors including, but not limited to, the amount of time for which their investment is at risk (which will depend, in part, upon the Company’s ability to have a registration statement declared effective by the Commission), and the ability to resell the securities (which will depend, in part, upon the market for the Company’s shares should the notes be repaid, in whole or in part, through the conversion to common stock).

Offering is not Akin to Offering by Company

Unlike a best efforts public offering on behalf of the Company, the Company will not receive any additional proceeds from the purchase and sale of the notes upon the effectiveness of the registration statement, regardless of when or if any shares are ultimately issued to or resold by CAMOFI. In addition, the decision to sell the registered shares rests solely with CAMOFI, not the Company, or any person or entity acting on behalf of the Company.

Selling Shareholders are not Affiliates

Finally, it should be noted that CAMOFI is not an affiliate of the Company, in that:

•	it has no ability directly or indirectly to control the actions of the Company either by contract or through management or exercise of voting rights;
•	it does not have any greater access than other shareholders to information about the Company, its operations or financial results; and
•
it is contractually restricted from owning more than 4.99% of the Company’s outstanding common stock. It is well settled case law that such restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934. The Commission has always been a strong supporter of this position, See: Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l., No. 00-7630. Within that Brief we note the discussion cited by the Commission at p.9-10, in reference to the district court case, “The court was confident that Section 16(b) “was not intended to reach this hypothetical investor” because such an interpretation “would extend the statute’s sweep beyond those with insider power and information”(emphasis added). Although the matter at hand does not relate to Section 16(b), the importance of the position that such holders do not possess insider control is equally applicable.

Conclusion

In light of the foregoing, we do not believe there is any indicia of affiliation between the Company and the selling stockholder, nor is there is any basis under which the selling stockholder in the subject offering can be considered an alter ego of the registrant. Rule 415 (a)(1)(i) clearly permits an offering of securities to be made on a continuous or delayed basis provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant. The Commission has always permitted the use of Registration Statements on Form SB-2 for the purpose of conducting or completing an offering to be made on a continuous or delayed pursuant to Rule 415.

For the reasons set forth above, we do not believe there is a basis in current law to deny the registration of the shares of common stock underlying the debentures in subject offering, nor do we believe that the transaction being registered in the prospectus constitutes an indirect primary offering, but rather a secondary offering to be made on a resale basis by a bona fide selling stockholder, who bears the full economic burden of its investment.

Registration Statement Fee Table

2.
We note from footnote 4 to Schedule I to your response letter dated September 18, 2006 that you calculated the 1,627,512 shares underlying interest in the amount of $589,322 by dividing that interest amount by the interest conversion rate of $0.3621. We note, however, from your disclosure at the end of the second paragraph under “CAMOFI Private Placement” on page 3 of your registration statement that payment of interest on the note with your shares of common stock can only occur if, among other things, the closing price of your common stock is at least 115% of the conversion price of the CAMOFI Note, which is fixed at $0.63. As such, please tell us how you determined an interest conversion rate of $0.3621. Also, given that the principal amount of the note is $3,500,000, that the note was issued on February 28, 2006 and accrues interest at the rate of 12%, please show us how you calculated the $589,322 in interest.

Response:

This comment is no longer applicable.

3.
At this time, the Company is registering shares issuable upon conversion of the principal owed pursuant to the Note. We also note from Schedule I to your response letter dated September 18, 2006 that you are registering an additional 406,878 shares of common stock, in accordance with your registration rights agreement, representing an additional 25% of the shares that maybe issuable upon the conversion of the principal of the note and the payment of interest accrued thereon. It is not clear from your response, however, why compliance with the contractual obligations under your registration rights agreement provides a basis for a reasonable good faith estimate of the number of shares of common stock that will be issuable upon the conversion of the principal of the note and the payment of interest accrued thereon in the form of your common stock. Please revise your registration statement to register an amount of shares based on such reasonable good faith estimate. In addition, please provide support in your response letter for such number, including the specific calculations you performed and the justification for any assumptions you relied upon in making such calculations. For example, with respect to the shares issuable upon payment of the interest accrued on the note, please tell us your justification, such as recent stock price history and volatility, for the market price used in the calculation of the number of shares that may be issued for the payment of interest. Also, please explain why you need to register additional shares for the conversion of the principal amount of the note when the conversion price appears to be fixed.

Response:

This comment is no longer applicable.

4.
We note your response to prior comment 5 as well as footnote 3 to Schedule I to your response letter dated September 18, 2006. Please provide the disclosure required by Item 701 of Regulation S-B with respect to the 75,000 shares issued to Motivated Minds as consideration for extending the due date of the note.

Response:

We have revised to include the required disclosure.

5.
We note your response to comment 3 of our letter dated August 24, 2006. Please expand your response to that comment to include a discussion of the effects the provisions of Section 4(d) of the note, filed as Exhibit 10.6 to your registration statement, have on the investor’s discretion as to whether to receive shares as an interest payment. If the investor does have discretion, by refusing to sell shares to come under contractual ownership caps or otherwise, the private placement of the shares related to interest is not yet complete and it is premature to register those shares for resale.

Response:

The Company is not registering any shares underlying interest payable to CAMOFI. The Company is registering shares that are issuable upon conversion of the principal amount of the convertible note issued to CAMOFI.

Motivated Minds Bridge Loan, page 2

6.	Please indicate the new maturity date of the note.

Response:

We have revised to disclose that the Note was repaid in full on January 23, 2007.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter. Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours,
/s/ Marcelle S. Balcombe
Marcelle S. Balcombe